Steven R. Jacobs

(210) 978-7727 (Direct Dial)

(210) 242-4627 (Direct Fax)

sjacobs@jw.com

May 17, 2022

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attention: Suzanne Hayes

Jordan Nimitz

Re:    Heart Test Laboratories, Inc.

Registration Statement on Form S-1

Submitted May 17, 2022

CIK 0001468492

Ladies and Gentlemen:

We are writing on behalf of our client, Heart Test Laboratories, Inc. (“HTL” or the “Company”), in response to the comment letter dated May 11, 2022 from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). References to the “Registration Statement” refer to the Company’s Registration Statement on Form S-1 filed today with the Commission. For purposes of convenience, we have repeated the Staff’s comments and set forth our responses below the comment to which they relate:

Draft Registration Statement on Form S-1 submitted April 20, 2022

Prospectus Summary, page 1

Comment No. 1: We have reviewed your revisions in response to prior comment 6 and reissue. Your summary should provide a brief and balanced discussion of the most material aspects of your company and your offering. Please either revise the discussion of your competitive advantages on page 8 to eliminate the details and information that is repeated in other parts of your summary or provide a similarly detailed discussions of the fact that your candidate has not been approved, including the steps remaining for approval, fact that it might not be approved and consequences if it is not; there is no certainty that physicians, hospitals, clinics, and other intended users will adopt your technology; there is no guarantee that third party payers will provide adequate coverage and reimbursement; there are other parties engaged in developing competing products and your Glasgow license is non-exclusive; and you have received a going concern opinion, have a history of losses and will need to raise substantial additional revenues even if this offering is successful.

Heart Test Response: In response to the Staff’s comment, the Company has removed “Competitive Advantages” from the Summary.

Even if this offering is successful, we will need to raise substantial additional funding, page 20

Comment No. 2: We note your revisions in response to our prior comment 10 and reissue in part. Please provide a quantified estimate of the amount of additional funding you estimate you will need in order to commercialize MyoVista or tell us why you are unable to do so.

Heart Test Response: In response to the Staff’s comment, the Company has added the following sentence as a new first sentence to the Risk Factor on page 21 of the Registration Statement:

“We estimate the costs directly related to achieving FDA clearance for the MyoVista device, including costs for relevant Company personnel, associated device testing, validation and R&D, and completing the pivotal clinical validation study, would be approximately $3 million.”

JW | San Antonio	112 East Pecan Street, Suite 2400 • San Antonio, Texas 78205	| www.jw.com | Member of GLOBALAW™

United States Securities and Exchange Commission

May 17, 2022

Previous FDA De Novo Submission, page 25

Comment No. 3: We note your response to our prior comment 17. Given the disclosure that modifications were made to the device hardware and software, a new pivotal validation study was required at institutions independent of those involved in collecting data used in the algorithm development process and that the results of the 343 patient clinical validation dataset will not be included in your new De Novo submission, it is unclear why you believe these results should be included in this registration statement. We note your disclosure that the results are “important to an understanding of our Company and device.” However, it is not clear why you believe the results are important, why it is appropriate to include data that raises independence concerns and how investors should consider this data given that it will not be included in the De Novo submission and raised independence concerns. Please remove these results or provide a thorough explanation of how they should be considered, the concerns about independence and that they will not be included in the De Novo submission.

Heart Test Response:

In response to the Staff’s comment, the first four paragraphs on page 87 of the Registration Statement under the heading “Previous FDA De Novo Submission” have been revised to read as follows:

“We previously submitted an FDA De Novo classification request in December 2019. Based on feedback and subsequent interaction with the FDA during 2020, we concluded that modifications to the device hardware and software would be necessary, and a new, pivotal clinical validation study would be required at different institutions to those involved in the original patient data collection process. As part of our prior De Novo submission, we provided clinical validation study data for 343 patients to the FDA. The 343-patient dataset was obtained as part of a larger data collection effort with multiple North American institutions to build and subsequently validate our diastolic LV relaxation abnormalities algorithm. Patient data in the 343-patient clinical validation dataset was kept separate from data for other patients which was used in algorithm development.

None of the prior 343-patient data will form part of the pivotal clinical validation study required for FDA De Novo resubmission. A new pivotal clinical validation study will be required for resubmission and this study is ongoing, the results of which could be materially different from those of the 343-patient study which are provided below. However, we believe providing those results which were previously submitted to the FDA is important to an understanding of our Company and device. See “Business—Proposed FDA De Novo Resubmission”.

The MyoVista output indicates a patient as either “highly negative,” “negative,” “borderline,” “positive” and/or “highly positive” for left ventricular relaxation abnormalities. See “Business—Product and Technology”. In the 2019 De Novo submission to the FDA we provided statistical results of sensitivity and specificity for two clinical endpoints with the intention of providing information to a physician on potential device performance depending on the interpretation of a borderline test result as either a positive or negative test result. Borderline is a standard classification used in a conventional ECG interpretive analysis and the 343-patient clinical validation dataset had 16.9% of patients classified as borderline.

The statistical results of sensitivity, specificity and accuracy from the previously submitted 343-patient clinical validation dataset, which will not form part of any new submission, are provided below. The results of the ongoing new, pivotal clinical validation study required for resubmission could be materially different.”

United States Securities and Exchange Commission

May 17, 2022

Use of Proceeds, page 57

Comment No. 4: We have reviewed your revisions in response to our prior comment 11. Please revise your disclosure to state the estimated amount of proceeds from this offering that you expect to use to complete the testing and development of MyoVista.

Heart Test Response: In response to the Staff’s comment, the Company wishes to advise the Staff that the estimated amount of proceeds from this offering of the Company expected to be used to complete testing and development of the MyoVista is included in the $3.0 million included in response to Staff comment #2 above. The Company has revised the “Use of Proceeds” section of the Registration Statement by revising the third paragraph on page 59 of the Registration Statement to read as follows:

“We intend to use the net proceeds from this offering (i) for estimated costs of approximately $3 million directly related to achieving FDA clearance for the MyoVista device, including costs for relevant Company personnel, associated device testing, validation and R&D, and completing the pivotal clinical validation study, (ii) for working capital and general corporate purposes until we can obtain FDA approval, (iii) to pay accrued and unpaid interest to one lender (John Q. Adams, Sr., a former director of the Company) under the $1M Loan and Security Agreement, which was $0.1 million at January 31, 2022, and (iv) with respect to the remainder, if any, for working capital and general corporate purposes needed for sales launch of the MyoVista into the U.S., which may include the hiring of additional personnel, capital expenditures and the costs of operating as a public company. The $1M Loan and Security Agreement, as amended, matures on September 30, 2023, assuming completion of this offering. At January 31, 2022, the principal balance outstanding under the $1M Loan and Security Agreement was $1.0 million and the interest rate was 12% per annum. It is payable to Front Range Ventures, LLC, which is a beneficial owner of more than five percent (5%) of the combined voting power of our outstanding capital stock, and John Q. Adams, Sr. (a former director of the Company).”

Management’s Discussion and Analysis Critical Accounting Policies Inventory, page 80

Comment No. 5: We note your response to prior comment 14 and have the following comments:.

•	As previously requested, address the risks and uncertainties surrounding market acceptance of the MyoVista product if approved and how this will affect the realization of your inventory;

•	As previously requested, disclose the specific assumptions and estimates used to determine net realizable value, including how you have determined sales prices;

•

We note that you reserve for inventory obsolescence and/or device development changes based on an annual accrual rate of approximately 10% of net inventory and expect to continue to do so at least until FDA clearance is achieved. Please explain how the use of set accrual rate of 10% of net inventory results in an appropriate lower of cost or net realizable valuation for your inventory; and

•	Discuss whether there is any shelf-life associated with your devices and how your expected approval date is considered when evaluating the realizability of your inventory.

Heart Test Response: In response to the Staff’s comment, the Company has revised the discussion of the accounting policy relating to Inventory under the heading “Pricing and Valuation of Inventories” on page 77 of the Registration Statement to read as follows:

“Inventory consists of finished goods, work in progress, sub-assemblies and raw materials and is stated at the lower of cost or net realizable value. Net realizable value is the estimated sales price, which is derived from similar marketable devices, less standard costs approximating the purchase costs on a first-in, first-out basis. Reserves for slow-moving, excess, or obsolete inventories are recorded when required to reduce inventory values to their estimated net realizable values based on product life cycle, development plans, production expiration or quality issues. Inventory that is used for research and development are expensed as consumed.

United States Securities and Exchange Commission

May 17, 2022

Inventory consists mainly of raw materials and components used in the current hardware build of the MyoVista. Devices and components are used for research and development purposes and device sales, which to date have been in international markets as sale of the MyoVista in the U.S. is subject to FDA clearance. We are partially through a new, pivotal clinical validation study and device testing and development necessary for a revised FDA De Novo submission, which we expect to take place later in the current fiscal year ending April 30, 2023. We believe that our hardware platform is in final form; however, prior to FDA clearance and market acceptance of the MyoVista, further hardware changes could be necessary which could have an impact on net realizable values. The majority of the Company’s current inventory is intended for use to build finished products for sales both internationally and in the U.S. following regulatory clearance. Finished products do not contain materials that would degrade significantly over the useable life of the device and are considered to have a useable life of over seven years. Existing inventory related to finished devices are planned to be updated to the latest hardware revision and specifically allocated to a limited distribution for field reliability studies and are not slated for general purpose sales. On a quarterly basis, management evaluates inventory and makes specific write-offs and provides an allowance for inventory that is considered obsolete due to hardware and/or software related changes. If the Company does not receive FDA clearance and/or obtain market acceptance of the MyoVista, the Company could have further material write-downs of inventory due to obsolescence in excess of the amount currently reserved.”

In addition, the second paragraph above has been added to Note 3 of the Company’s financial statements to page F-10 of the Registration Statement under the heading “Inventory.”

Clinical Studies , page 93

Comment No. 6: We note your response to comment 19 and reissue the comment. Please note that we disagree with your narrow interpretation of “expert” and do not agree that the term is limited to an accountant, engineer or appraiser and cannot be applied to a medical expert. We also note your disclosure that you participated in or conducted the trials that served as the basis for the articles and are now using summaries of these articles to support your approach. Given that these are summaries from medical journals, authored by medical experts, based on studies that you participated in, we believe that consents are appropriate.

Additionally, provide further discussion explaining your participation in each of the trials and provide a brief explanation of “area under the curve” and the “p-value” at their first use and how the p-value is used to measure statistical significance..

Heart Test Response: In response to the Staff’s comment, the Company has removed all direct quotations for the studies and has included only the test results and relevant data on pages 95 to 98 of the Registration Statement. As a result, the Company respectfully submits that it does not believe that the authors of these studies should be considered experts under Rule 436 of the Securities Act. The Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from these studies included in the Registration Statement was not prepared in connection with the Registration Statement and, as amended, includes only test results and relevant data. As a result of the foregoing, the Company respectfully submits that the third party providers of these studies are not experts for purposes of Rule 436 and thus a consent of such parties is not required to be filed as an exhibit.

In addition, the Company has added discussion of its participation in each of the trials and brief explanations of “area under the curve” and the “p-value” on page 96 of the Registration Statement.

United States Securities and Exchange Commission

May 17, 2022

Comment No. 7: We have reviewed your revisions in response to our prior comment 20, and we reissue the comment. Please revise the study outcome descriptions to disclose objective observations from the trials without concluding that the product candidate was effective or had an impact on the observed results. While we note that the conclusions cited are the conclusions of the identified experts, conclusions regarding efficacy are within the sole authority of the FDA. Please remove these and similar statements/inferences throughout your prospectus:

•

Any statements implying that your products cause a certain effect, such as “Results . . . demonstrated that the Myovista can detect”, and “Integration of ewECG . . would reduce the need for echocardiography by 45% . . .”

•	Any conclusory statements comparing the MyoVista’s efficacy in head-to-head trials, such as “Conventional methods . . . had inferior screening capabilities.”

Heart Test Response: In response to the Staff’s comment, the discussion of the study outcomes set forth in the Registration Statement has been revised on pages 95 to 98 in order to remove statements relating to efficacy.

Glasgow Licensing Agreement, page 105

Comment No. 8: We have reviewed your response to our prior comment 24. Please revise this section to disclose that the flat licensing fee and the royalty rates will increase by 3% per year.

Heart Test Response: In response to the Staff’s comment, the Company has added disclosure that the flat licensing fee and the royalty rates will increase by 3% per year on page 107 of the Registration Statement.

Please feel free to contact me at (210) 978-7727 should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ Steven R. Jacobs